LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

December 18, 2018

VIA EDGAR

Mr. Jeff Long

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Lord Abbett Securities Trust (the “Trust”)

     Registration Statement on Form N-14

Dear Messrs. Long and Zapata:

This letter responds to comments that Mr. Long provided in a December 6, 2018 telephone conversation with Pamela P. Chen and Amanda S. Ryan of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to each series of the Trust, and to comments that Mr. Zapata provided in a December 13, 2018 telephone conversation with Ms. Ryan, regarding the Trust’s preliminary proxy materials regarding the proposal to merge Lord Abbett Calibrated Large Cap Value Fund, a series of Lord Abbett Equity Trust, into Lord Abbett Fundamental Equity Fund, a series of the Trust, filed on November 20, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14 (the “Preliminary Proxy Materials”). Your comments, and the Trust’s responses thereto, are set forth below.

The Trust will file with the Commission a combined prospectus/proxy statement (the “Prospectus/Proxy”) and a statement of additional information (“SAI”) reflecting changes made in response to your comments in a filing made pursuant to Rule 497 (the “Definitive Proxy Materials”).

Capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Proxy Materials. Please note that all page numbers in our responses are references to the page numbers of the Preliminary Proxy Materials.

Comments provided by Mr. Long:

1.       In the Question & Answer related to the expected U.S. federal income tax consequences of the Reorganization, please disclose, to the extent that there will be a portfolio repositioning prior to and in connection with the Reorganization, the estimated capital gains and brokerage costs associated with the portfolio repositioning.

Mr. Long

Mr. Zapata

December 18, 2018

Response: The requested disclosure will be added in the Definitive Proxy Materials.

2.       For the fee tables contained in the “Fees and Expenses” section, please confirm that these are the current fees and expenses of the Funds.

Response: We confirm that the fees and expenses shown are the most current for which financials are available (July 31, 2018 (audited) for Target Fund and October 31, 2018 (unaudited) for Acquiring Fund).

3.       In the capitalization table on page 38 of the Combined Prospectus/Proxy, please reflect the costs of the Reorganization in the column titled “Pro Forma Adjustments” for each class of the Fund and in total.

Response: The requested information will be included in the Definitive Proxy Materials.

4.        In the Pro Forma Combined Schedule of Investments in the Statement of Additional Information, please identify any securities that would need to be sold to meet the investment guidelines and restrictions of Acquiring Fund or, if there are no such securities, please supplementally confirm that as of April 30, 2018, all investments held by the Target Fund would meet the investment guidelines and restrictions of the Acquiring Fund.

Response: As of April 30, 2018, all investments held by the Target Fund would meet the investment guidelines and restrictions of the Acquiring Fund.

5.        In the Pro Forma Combined Statement of Assets and Liabilities in the SAI, please reflect the costs of the Reorganization in the column titled “Pro Forma Adjustments” for each class of the Fund and in total.

Response: The requested information will be included in the Definitive Proxy Materials.

6.       Please remove the line item for “Proxy Solicitation and Reorganization” from the Pro Forma Statement of Operations on page 13 of the SAI and include this line item instead in the Pro Forma Combined Statement of Assets and Liabilities, as it is a one-time rather than a recurring cost.

Response: The requested change will be made in the Definitive Proxy Materials.

7.        In the Notes to the Pro Forma Financial Statements in the SAI, please add a note regarding the costs of the Reorganization and any potential portfolio repositioning.

Response: The requested disclosure will be added in the Definitive Proxy Materials.

Mr. Long

Mr. Zapata

December 18, 2018

Comments provided by Mr. Zapata:

8.       In the Question & Answer related to the expected U.S. federal income tax consequences of the Reorganization, please disclose, to the extent that there will be a portfolio repositioning prior to and in connection with the Reorganization, the estimated percentage of the Target Fund portfolio to be repositioned.

Response: The requested disclosure will be added in the Definitive Proxy Materials.

9.       In the Question & Answer related to who will pay the costs associated with the Reorganization, please redraft the term “ratable portion” into plain English.

Response: The term will be defined upon first use in the Definitive Proxy Materials.

10.       At the beginning of the Combined Prospectus/Proxy Statement, please include 1933 Act File Numbers for the documents being incorporated by reference to make them easier for readers to find.

Response: The requested change will be made in the Definitive Proxy Materials.

11.       On pages 14 and 15 of the Combined Prospectus/Proxy Statement, in the table that appears in the section titled “Examples,” please consider modifying the table to insert spaces between the classes so that it is easier to read.

Response: The requested change will be made in the Definitive Proxy Materials.

12.       On page 15 of the Combined Prospectus/Proxy Statement, for the section titled “Portfolio Turnover,” please explain supplementally why different twelve-month periods are used to calculate the turnover rates for each of the Acquiring Fund and the Target Fund.

Response: The turnover rates for each of the Acquiring Fund and the Target Fund are calculated as of their respective fiscal year ends.

13.       On pages 19 and 20 of the Combined Prospectus/Proxy Statement, in the first bullet and the sixth bullet in the section titled “Implementation and Effect of the Reorganization,” please redraft the phrases “pro rata distribution” and “ratable portion,” respectively, into plain English.

Response: The terms will be defined upon first use in the Definitive Proxy Materials.

Mr. Long

Mr. Zapata

December 18, 2018

14.       In the table beginning on page 24 of the Combined Prospectus/Proxy Statement, in the section titled “Investment Objectives, Principal Investment Strategies, and Principal Risks,” please confirm alignment of like strategies for easy comparison.

Response: We confirm that like strategies will be aligned for comparison where possible and that any applicable changes will be made in the Definitive Proxy Materials.

15.       In the section titled “Investment Objectives, Principal Investment Strategies, and Principal Risks,” please move the discussion comparing the investment strategies of the Target Fund and the Acquiring Fund, which currently appears on page 30 following the table, to precede the table, and please also include a narrative discussion in this section addressing the differences in the risks between the Target Fund and the Acquiring Fund in accordance with Item 3(c).

Response: The disclosure will be revised as requested and included in the Definitive Proxy Materials.

16.       On page 35 of the Combined Prospectus/Proxy Statement, in the section titled “Federal Income Tax Considerations,” please include a discussion of the estimated percentage of the portfolio to be repositioned and estimated costs.

Response: The requested disclosure will be included in the Definitive Proxy Materials.

17.       On page 44 of the Combined Prospectus/Proxy Statement, in the table that lists the portfolio managers for the Acquiring Fund, please also include the month when showing the experience for each member of the management team.

Response: The requested change will be made in the Definitive Proxy Materials.

18.       On page 45 of the Combined Prospectus/Proxy Statement, in the first paragraph in the section titled “Description of the Reorganization,” please redraft the phrase “pro rata” into plain English.

Response: The term will be defined upon first use in the Definitive Proxy Materials.

19.       On page 15 of the Statement of Additional Information, in the section titled “Notes to Pro Forma Combined Financial Statements,” please update the next to last paragraph of note #2 (Basis of Combination) if the annual report for Acquiring Fund’s fiscal year ended October 31, 2018 is available.

Response: The annual report for Acquiring Fund’s fiscal year ended October 31, 2017, is the most recent annual report available as of the filing date of the Definitive Proxy Materials.

Mr. Long

Mr. Zapata

December 18, 2018

20.       In Part C, please update Exhibit 17(iii) to reflect the date on which Post-Effective Amendment No. 35 was actually filed.

Response: The requested change will be made in the Definitive Proxy Materials.

21.       On the signature page, please include the signature of the comptroller or principal accounting officer of the Registrant as required under section 6(a) of the Securities Act of 1933, as amended, or, if one of the listed signatories is the comptroller or principal accounting officer, please identify them as such.

Response: The signature of the principal accounting officer of the Registrant will be included in the Definitive Proxy Materials.

* * * * *

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

Sincerely,

/s/ Pamela Chen
Pamela Chen Associate General Counsel Lord, Abbett & Co. LLC